DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com

Marjorie Cybul Adams
marjorie.adams@dlapiper.com
T 212.335.4517
F 212.884.8517

March 23, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 3010
Attention: Mr. Christian Windsor, Special Counsel

Re:	Net 1 UEPS Technologies, Inc.
Registration Statement on Form S-3
Filed March 13, 2012
File No. 333-180059

Dear Mr. Windsor:

This letter is submitted on behalf of Net 1 UEPS Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), as set forth in your letter dated March 19, 2012 (the “Comment Letter”). The Company is concurrently filing with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Two copies of Amendment No. 1 marked to reflect all changes to the Registration Statement are being sent via FedEx to your attention.

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below the comment. The Company has responded to the Staff’s comments by revising the disclosure in the Registration Statement set forth in Amendment No. 1.

Selling Stockholders, page 20

1. For the investment funds affiliated with General Atlantic LLC, please disclose the natural person or persons who exercise sole or shared voting and dispositive powers over the shares being registered.

Mr. Christian Windsor
March 23, 2012
Page Two

Response: The Company has revised the disclosure in the “Selling Shareholder” section of Amendment No. 1 to disclose persons who exercise shared voting and dispositive powers over the shares held by the selling shareholders that are being registered.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (212)335-4517.

Sincerely,

By: /s/ Marjorie Sybul Adams
Marjorie Sybul Adams

cc:	Michael F. Johnson
Division of Corporation Finance
Securities and Exchange Commission

Serge C.P. Belamant
Herman G. Kotze
Paul Encarnacao
Net 1 UEPS Technologies, Inc.